Exhibit 99.5

Analytics for Everyone – With NICE Insight Amplifier, all Company
Stakeholders Can Quickly and Easily Gain Insight from Customer Interactions

NICE Interaction Analytics, bolstered by the new Insight Amplifier, allows organizations to improve the customer experience by sharing valuable insights across the organization

RA’ANANA, ISRAEL, September 16, 2014 – NICE Systems (NASDAQ: NICE) today introduced its new release of NICE Interaction Analytics, which makes insights quickly and easily accessible to all members of the organization.

The new release is powered by the NICE Engage Platform – NICE’s next generation capture platform which supports 100 percent real-time analytics at unrivaled scale, speed, and cost. The platform empowers more agents with real-time speech analytics for immediate next-best-action guidance, delivering the relevant insights within seconds of the customer engagement. Enhanced language models also improve detection rates for key words and phrases.

As organizations receive exponentially more insights from their interactions, Insight Amplifier, an add-on application for NICE Interaction Analytics, delivers these in a consumable and timely manner to various stakeholders for offline processing as well. This enables managers throughout the enterprise, including contact center managers, marketing executives, and customer experience officers to understand what their customers are saying, make timely, better-informed decisions, and drive action to improve service processes in real time.

Insight Amplifier offers the following capabilities:

•
One-click insights – Users can perform a free-text search or use faceted navigation to look for key phrases mentioned in the interaction and uncover root causes. Results are aggregated into a single view that shows “top trending phrases,” “hot topics” and “word spotting”. Users can further refine their search or drill down for deeper insights.

•	Advanced cross-channel search – Allows users to collect insights from all relevant interaction channels – phone calls, emails, chat, and feedback forums.
•	Role-based views – Settings are customized based on the user’s role, ensuring that the appropriate widgets are available
•	Action oriented – The interface allows users to play back selected interactions, send them for evaluation or to a coaching package, and share insights via email
•	Fresh look and feel with friendly user interface

Miki Migdal, President, NICE Enterprise Product Group
“The NICE Engage Platform powers significantly faster and farther reaching NICE Interaction Analytics. The advanced analytics capabilities now extend across the organization, from the frontline to the managerial level, making the wealth of insights accessible and customized to every individual. This signifies a new era for interaction analytics, which empowers all members of the organization to improve their reactions, both during and after customer engagements, to deliver an exceptional customer experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.